Exhibit 99.1

Vermilion Energy Inc. Announces Restart of Wandoo Facility and Provides Operational Update

CALGARY, AB, Sept. 11, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", or the "Company") (TSX: VET) (NYSE: VET) is pleased to provide an update on our Australia and Ireland operations and European gas hedge program.

We are pleased to report that we now expect Q3 2023 production to come in at the upper end of our quarterly guidance range of 80,000 to 83,000 boe/d due to positive developments in Australia and Ireland.

In Australia, we successfully completed the remaining inspection and repair work on our Wandoo facility and restarted production in early September without incident. Initial production rates are strong and Australia is forecasted to produce approximately 4,000 bbl/d in Q4 2023. The Wandoo asset has been in our portfolio since 2004 and has generated a significant amount of free cash flow ("FCF")(1) over this time frame. In 2022, Wandoo crude sold at a US$14 premium to Brent, which drives very strong netbacks. Under current strip pricing we are forecasting over $100 million of FCF from Australia in 2024.

In Ireland, we successfully completed the planned major turnaround at Corrib approximately five days ahead of schedule in August. Corrib is forecasted to produce approximately 10,000 boe/d of premium-priced European gas net to Vermilion in Q4 2023.

European gas prices remain strong due to continued supply concerns as winter approaches. The 2024 and 2025 forward prices of $22 and $21 per mmbtu, respectively, generate robust free cash flow. As a result, we continue to add more European gas hedges over this period, and currently have 51% of our 2H 2023 European gas hedged at an average floor price of $32 per mmbtu, 31% of our 2024 European gas production hedged at an average floor price of $33 per mmbtu and 14% of our 2025 European gas production hedged at an average floor price of $21 per mmbtu. Hedging at these price levels enables us to lock in future fund flows from operations ("FFO")(2) and provides greater certainty on achieving our near-term debt targets while enhancing our future return of capital to shareholders.

Our Q4 2023 production forecast of 86,000 to 89,000 boe/d and full year guidance range of 82,000 to 86,000 boe/d remains unchanged. We plan to release our Q3 2023 results on November 1, 2023 after the close of North American markets.

(1)	Free cash flow ("FCF") is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of fund flows from operations ("FFO")less drilling and development and exploration and evaluation expenditures. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

(2)	Fund flows from operations ("FFO") is a total of segments measure comparable to net earnings that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, windfall taxes, interest expense, realized gain on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations, and make capital investments. FFO does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures provided by other issuers.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

www.vermilionenergy.com

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; statements regarding the return of capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2023 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange and inflation rates; significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, wells expected to be drilled in 2023; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 11-SEP-23